CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

John A. Healy

Partner

DIRECT TEL +1 212 878 8281

john.healy@cliffordchance.com

November 27, 2013

Via Edgar and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Mr. Daniel F. Duchovny

Re:	Cornerstone Therapeutics Inc.

Preliminary Proxy Statement on Schedule 14A

File No. 005-79887, Filed October 17, 2013

Schedule 13E-3

File No. 000-50767, Filed October 17, 2013

Dear Mr. Duchovny:

We are responding on behalf of Cornerstone Therapeutics Inc. (“Cornerstone” or the “Company”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 12, 2013 (the “Comment Letter”). The comments relate to the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Proxy Statement (the “Proxy Statement”) filed with the Commission on October 17, 2013. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. For your convenience, each of the Staff’s comments is repeated and followed by the applicable response. Unless otherwise noted, page number references below are to the amended filing of the Proxy Statement. Redlined copies of the Proxy Statement and the Schedule 13E-3 are provided supplementally.

Securities and Exchange Commission

November 27, 2013

Schedule 13E-3

Item 9. Reports, Opinions, Appraisals and Negotiations

1.	If any of these reports were written, please amend your disclosure to incorporate the following reports and file them as exhibits:

•	Lazard’s update to its preliminary financial analysis of the company delivered on April 26, 2013 as stated on page 19;

•	Lazard’s update to the financial analysis based on updates to the F-1 Forecast that had been provided by management on May 9, 2013 as stated on page 21;

•	the revised F-1 Forecast prepared by Lazard at the direction of the Special Committee on page 22;

•	Lazard’s proposal based on a CVR discussed on July 24, 2013 as stated on page 24; and

•	Lazard’s analysis on the impact of the CARDENE I.V. litigation and valuation of PERTZYE requested on August 23, 2013 as stated on page 26.

Response: In response to the Staff’s comment, we have filed the written presentation made by Lazard to the Special Committee on April 26, 2013 as Exhibit (c)(3) and the written presentation made by Lazard on May 17, 2013 (which contains Lazard’s financial analysis based on the updated F-1 Forecast provided by management on May 9, 2013) as Exhibit (c)(4) to the Schedule 13E-3. We have also included summaries of these presentations on pages 43 and 44 of the Proxy Statement.

With respect to the revised F-1 Forecast, we respectfully advise the Staff that Lazard did not revise the F-1 Forecast based on its own judgment. Rather, the Special Committee determined the adjustments to be made to the F-1 Forecast; Lazard’s role was to input the adjustments supplied by the Special Committee. The revised forecasts reflecting these adjustments are summarized on page 62 of the Proxy Statement, presented as the second set of forecasts under the caption “Special Factors–Projected Financial Information–May 9, 2013 F-1 Forecast Update.”

Although the proposal based on a CVR referred to by the Staff in its comment letter was discussed by the Special Committee with Lazard at the July 24, 2013 meeting, that proposal was not Lazard’s proposal. Rather, as indicated on page 25 of the Proxy Statement, it was a proposal, the primary terms of which are summarized on page 25 of the Proxy Statement, that the Special Committee formulated and authorized Lazard to communicate to Jefferies, and not a report, opinion or appraisal that was received by the Special Committee from Lazard. Accordingly, we respectfully submit that such proposal is not required to be filed as an exhibit to the Schedule 13E-3.

With respect to the additional analyses on the impact of the CARDENE I.V. litigation and valuation of PERTZYE requested by the Special Committee on August 23, 2013, we respectfully advise the Staff that there were no additional written presentations made by Lazard to the Special Committee between August 23 and September 15, 2013, the date on which Lazard rendered its fairness opinion. Any additional analyses performed by Lazard at the request of the Special Committee made on August 23, 2013 were incorporated in the final presentation made by Lazard on September 15, 2013, which is filed as Exhibit (c)(7) to the Schedule 13E-3, and summarized under the caption “Special Factors–Opinion of Lazard Frères & Co. LLC.”

Securities and Exchange Commission

November 27, 2013

Item 10. Source and Amounts of Funds or Other Consideration

2.	Please amend your disclosure to include the expenses expected to be paid by Chiesi and Chiesi US.

Response: In response to the Staff’s comment, we have revised the disclosure under Item 10(c) of the Schedule 13E-3 to include the fees estimated by Chiesi to be paid by Chiesi and Chiesi US in connection with the Merger.

Preliminary Proxy Statement

General

3.	You state that certain summaries are qualified by reference to the full text of the document. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please remove such statements regarding the opinion of Lazard on pages 4 and 33, the summary of the merger agreement on page 76, the summary of financial data on page 93, and the summary of appraisal rights under the DGCL on page 99.

Response: In response to the Staff’s comment, the referenced sections of the Proxy Statement appearing on pages 1, 35, 83, 100 and 106 have been revised.

Summary Term Sheet, page 1

4.	Please revise your summary term sheet to include a brief summary of all the significant terms of the going private transaction and the Special Factors for all filing persons.

Response: In response to the Staff’s comment, the Proxy Statement has been revised beginning on page 1 to add the Special Factors for all filing persons. We believe that following these changes, all of the significant terms of the going private transaction are addressed.

Securities and Exchange Commission

November 27, 2013

Questions and Answer, page 9

5.	Please consider consolidating this section and the Summary Term Sheet to avoid duplication and highlight the most material terms of the proposed transaction.

Response: In response to the Staff’s comment, the section of the Proxy Statement entitled Summary Term Sheet has been revised to highlight the most material terms of the proposed transaction and the section titled Questions and Answers About the Special Meeting and the Merger has been amended to eliminate provisions which were duplicative of the disclosures in the section titled Summary Term Sheet.

Special Factors

Background of the Merger

6.	We note on page 17 that the Special Committee consists solely of independent and disinterested directors. Disclose what standard of “independence” you use in describing the members of the Special Committee. For example, state if they are independent consistent with the standards of a specific exchange.

Response: In response to the Staff’s comment, the section of the Proxy Statement under the caption “Special Factors – Background of the Merger—Appointment of the Special Committee and its Advisers” on page 17 has been revised to add the information requested.

7.	We note that Lazard made presentations to the Special Committee throughout the negotiations period, and which are filed as exhibits to the Schedule 13E-3. Please disclose a summary of each report as required by Item 1015(b)(6) of Regulation M-A.

Response: In response to the Staff’s comment, we have revised the disclosure on page 43 of the Proxy Statement to include a summary of each presentation that has been filed as an exhibit to the Schedule 13E-3.

8.	Please refer to the first paragraph on page 20. Revise your disclosure to describe Chiesi’s intention in alerting Cornerstone to its right to remove and replace all of the non-Chiesi directors and the company’s senior management team. Was Cornerstone or any of its advisors unaware of this fact? Did Chiesi intend to increase the pressure on Cornerstone to accept its proposed terms?

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 20 to reflect information provided to us regarding the referenced conversation.

Securities and Exchange Commission

November 27, 2013

9.	Please revise the first paragraph relating events on May 6, 2013 to describe the “alternatives realistically available” at that time.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on pages 20 and 21 to add the information requested.

10.	We note on page 22 that the Special Committee asked Chiesi to allow it to contact potential third-party acquirers if Chiesi rejected the counter-proposal of $10.25 per share. Please clarify if the company agreed to any restrictions on contacting other parties as part of the negotiation process.

Response: We respectfully advise the Staff that the Special Committee did not agree to any restrictions on its ability to contact other parties as part of the negotiation process. In response to the Staff’s comment, the Proxy Statement has been revised on page 23 to make clear that the Special Committee was not seeking permission to contact potential third-party acquirers but instead was seeking Chiesi’s agreement to support and vote in favor of any third party acquisition proposal that might be received if the Special Committee were to solicit and ultimately recommend such a proposal.

11.	Expand your disclosure of the Special Committee’s engagement of the financial advisor, Lazard to serve as financial advisor to the Special Committee in connection with the going private transaction. Further, disclose the consideration the Special Committee gave to engaging an alternative financial advisor.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on pages 17 and 18.

12.	We note that Lazard informed the Special Committee that two third parties had separately contacted Lazard regarding each third party’s potential interest in acquiring certain of the company’s products on page 18. We also note on page 22 that Chiesi’s unwillingness to support a process in which third parties were given the opportunity to acquire the entire company. Please expand your disclosure to address the Special Committee’s consideration of a third party offer for certain company products or assets. Additionally, please explain why the Special Committee did not ask Lazard to consider a sale transaction to a third party of specific assets such as CRTX 067 as part of the overall merger.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 18. The text on pages 20 and 21 also has been revised, in response to this comment and comment 9.

13.	Please expand your disclosure to describe the interest from each of the two parties and the products these third parties were interested in purchasing. Additionally please describe any other indications of interest you received during the negotiation process, and if these indications of interest were used as part of the valuation or registration process.

Response: We respectfully advise the Staff that we believe the revisions made in response to comment 12 effectively address this comment as well. No further revisions

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November 27, 2013

are being made because (i) neither of the parties that contacted Lazard identified specific products they wished to acquire or the amounts they might be willing to pay, (ii) no other indications of interest were received, and (iii) the two indications of interest were so preliminary in nature that there was nothing about them that could be useful in any valuation or negotiation process.

14.	Please clarify whether Lazard recommended the amount of consideration to be paid as a part of each of its financial analysis. Additionally, we note on page 26 that Lazard advised that $9.25 per share would be a good result, but that the Special Committee could and should continue to negotiate to obtain a higher price. Please clarify that Lazard recommended the amount of consideration to be paid.

Response: We respectfully advise the Staff that, as stated on page 27 of the Proxy Statement, Lazard did not recommend any specific merger consideration to the Special Committee or that any given merger consideration constituted the only appropriate consideration to be paid the merger. Instead, Lazard advised the Special Committee that a transaction at $9.25 per share would be a good result, while at the same time advising the Special Committee that it could try to negotiate for a higher price. Lazard’s advice with respect to $9.25 per share was not meant to, nor should it be construed to, constitute a recommendation as to the amount of consideration to be paid in the merger. We have revised the disclosure on page 27 of the Proxy Statement to clarify this fact.

15.	We note that management provided an updated F-1 Forecast on May 9, 2013. We also note that the Special Committee directed management to update the F-1 Forecast in the ordinary course. We also note that the Special Committee directed Lazard to revise the financial projections contained in the F-1 Forecast on May 24, 2013. Please explain the reason that the Special Committee did not ask management to revise the company’s forecasts, expand on how the forecast was revised, state any analysis determinations or conclusions provided by Lazard, and the basis for the effect of the revision. Additionally, with a view towards revised disclosure, please state if management has updated the F-1 Forecast in the ordinary course.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on pages 62 and 63. As described in the revised disclosure, the F-1 Forecast and the financial projections used for valuation purposes are tools intended to be used in different ways, and accordingly it was appropriate that they would differ.

We respectfully advise the Staff that the F-1 Forecast was most recently revised by the Company’s management to reflect adjustments to the timing of the launches of PERTZYE, BETHKIS and CRTX 067, ZYFLO price increase assumptions, costs for legal expenses related to Paragraph IV notice letters and related litigation and projected RETAVASE and RETAFLO research and development costs.

Securities and Exchange Commission

November 27, 2013

16.	We note your company’s recent performance in which net revenues grew 88% year-over-year. It also appears that management may have designed the initial F-1 Forecast to be conservative. Please disclose any additional communications between management and the Special Committee or Board regarding the expected financial growth of the company, and clarify if the company’s management agreed with the Special Committee’s decision to adjust the F-1 Forecast.

Response: We respectfully advise the Staff that the 88% year-over-year increase in net revenue was significantly affected by the Company’s acquisition of EKR in June 2012. A more valid comparison, which takes account of the EKR acquisition, would be the third quarter year-over-year increase (showing net revenue growth of 42%). At the Special Committee’s meeting held on September 15, 2013 to approve the Merger Agreement, the Special Committee specifically asked the Company’s CEO and CFO about the assumptions underlying the financial analysis used at the Special Committee’s direction by Lazard and both officers stated that they believed the adjustments made for valuation purposes to the data in the F-1 Forecast were reasonable and appropriate. The Proxy Statement has been revised on page 28 to reflect this.

17.	We note that the Special Committee directed Lazard to revise the financial projections contained in the F-1 Forecast on May 24, 2013. We also note in the opinion of Lazard that Lazard utilized the most recent set of financial forecasts provided by management of Cornerstone, as adjusted by the Special Committee. Please have Lazard revise its opinion to clarify that it made the revisions to the financial projections. Additionally, to the extent that Lazard engaged in any analysis, determinations, or conclusions in the process of revising the financial projections, please have Lazard revise its opinion accordingly.

Response: We respectfully advise the Staff that, as stated on page 22 of the Proxy Statement in the paragraph beginning with “At a telephonic meeting of the Special Committee held on May 24, 2013,” the adjustments made to the F-1 Forecast were determined by members of the Special Committee based on “their understanding of the facts, as further informed by their most recent diligence activities, and their industry knowledge and expertise…”. Lazard did not perform any analyses or apply any professional judgment in making those adjustments. Rather, Lazard’s role in this request was the essentially ministerial one of inputting the adjustments directed by the Special Committee. We have revised the language on page 22 of the Proxy Statement to clarify this fact. Accordingly, we believe that the statement in Lazard’s opinion regarding its use of “the most recent set of financial forecasts provided by management of Cornerstone, as adjusted by the Special Committee” is accurate. For this reason, we did not ask Lazard to revise its opinion.

18.	We note on page 28 that Mr. Collard agreed to sign the voting agreement. Please revise this section to describe all contacts and negotiations relating to the voting agreement.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 29 to add the information requested.

Securities and Exchange Commission

November 27, 2013

Reasons for the Merger; Recommendation of the Board of Directors and the Special Committee

The Special Committee: Recommendation, page 29

19.	We note your disclosure on page 29 and elsewhere in the proxy statement that the Special Committee and the Board determined that the merger is fair to and in the best interests of our stockholders other than Chiesi and its subsidiaries. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A. Note also that the staff views officers and directors of the issuer as affiliates of that issuer.

Response: We respectfully advise the Staff that in reviewing the terms of the proposed transaction the Special Committee and the Board took into account the interests of all stockholders other than Chiesi, because they concluded their fiduciary obligations required them to do so. Accordingly, we believe that in most places in the Proxy Statement the references to “stockholders other than Chiesi and its subsidiaries” (rather than to “unaffiliated security holders”) are appropriate in light of the Special Committee’s fiduciary duties under state law. In response to the Staff’s comment, the Proxy Statement has been revised at pages 30 and 34 to reflect that the fairness analysis conducted by the Special Committee and the Board covered substantive and procedural fairness and addressed fairness to the unaffiliated security holders.

20.	Please revise to specifically state that the Special Committee, the Board, Chiesi, and Chiesi US’s determinations address both substantial and procedural fairness.

Response: In response to the Staff’s comment, the Proxy Statement has been revised at pages 30 and 34 to clarify that the fairness determinations by the Special Committee and the Board address both substantive as well as procedural fairness. The discussion of the fairness analysis made by Chiesi and Chiesi US is presented under the captions “Substantive Factors” and “Procedural Factors” so no further revisions have been made to that section in response to this comment.

21.	We note your disclosure on page 20 that Chiesi had the right to remove and replace all of the non-Chiesi directors and the Company’s senior management team. Please discuss how the Special Committee was able to make a fair determination given this possibility.

Response: In response to the Staff’s comment, a statement has been added to page 20 of the Proxy Statement to the effect that the Special Committee believes that Chiesi’s right to remove and replace them at any time had no impact on their deliberations.

Securities and Exchange Commission

November 27, 2013

22.	Please address how any filing person relying on the opinion of Lazard is able to reach the fairness determination as to unaffiliated security holders given that the fairness opinions addressed fairness with respect to holders of your shares other than the Cornerstone, Chiesi, and Chiesi US, rather than all security holders unaffiliated with the company.

Response: We respectfully advise the Staff that the Lazard opinion addressed the fairness from a financial point of view of the merger consideration to be paid to all stockholders (including unaffiliated stockholders) other than Chiesi and Chiesi US. The Special Committee relied on Lazard’s opinion in reaching its decision as to all stockholders, including the unaffiliated stockholders, other than Chiesi and Chiesi US. The Special Committee believes that the fairness analysis it performed, including the analysis performed by Lazard and adopted by the Special Committee, applies equally to the unaffiliated stockholders as well as to the larger group of stockholders comprising all stockholders other than Chiesi and Chiesi US. The revisions made in response to comment 19 address this comment also.

23.	We note that the Special Committee considered the Lazard presentation and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Lazard’s analyses as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014(b) of Regulation M-A.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 32 to reflect that the Special Committee expressly adopted the analyses contained in the Lazard presentation made to the Special Committee in connection with Lazard rendering its fairness opinion.

24.	Note that to the extent the Special Committee’s discussion and analysis does not address each of the factors listed Instruction 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factors were not deemed material or relevant. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (vi) or (viii) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant.

Response: In response to the Staff’s comment, the Proxy Statement has been revised beginning on page 33.

Securities and Exchange Commission

November 27, 2013

25.	We note that three of the company’s four multiples for the current transaction used by Lazard in its Selected Companies Analysis are lower than the comparable companies’ “Low” multiple. Please revise this section to discuss how the Special Committee considered such results in its determination both to use Lazard’s analysis and to make its fairness determination.

Response: We respectfully note that the multiples for the Company provided in the summary of Lazard’s “Selected Companies Analysis” (Enterprise Value/2013E Net Revenue-1.2x; Enterprise Value/2014E Net Revenue-1.2x; Enterprise Value/2013 EBITDA-4.0x; Enterprise Value/2014 EBITDA-5.2x) were calculated based on the Company’s $5.50 closing share price as of February 19, 2013, the last trading date before the public announcement of Chiesi’s offer (as indicated on page 41 of the Proxy Statement). In contrast, the multiples for the transaction were calculated by Lazard based on the merger consideration of $9.50 per share. Those multiples (Enterprise Value/LTM Net Revenue-2.1x; Enterprise Value/LTM EBITDA-6.0x; Enterprise Value/Forward Net Revenue-2.1x; Enterprise Value/Forward EBITDA-8.7x) are provided in the summary of Lazard’s “Selected Precedent Transactions Analysis” on page 39 of the Proxy Statement. As indicated in that summary, three out of four of the transaction multiples exceed the selected transactions “Low” multiple. We also note that three out of four of the transaction multiples also exceed the related “Low” multiple reflected in Lazard’s Selected Companies Analysis. Since the merger consideration of $9.50 per share was within each of the ranges of illustrative implied values derived by Lazard’s “Selected Companies Analysis” and “Selected Precedent Transactions Analysis,” the Special Committee believes that those analyses support its fairness determination. As a result, we have not made any revision to the Proxy Statement in response to this comment.

Opinion of Lazard Frères & Co. LLC

26.	Please revise your disclosure to show how Lazard arrived at the multiples/values disclosed for each analysis. Also, disclose the data underlying the results described in each analysis. For example, disclose: (i) the enterprise values, net revenue, LTM EBITDA, and forward net revenue and EBITDA for each precedent transaction that is the basis for the multiples disclosed on page 38 with respect to the Selected Precedent Transaction analysis, (ii) the enterprise value, estimated net revenue and EBITDA for each company that resulted in the multiples disclosed on page 39 with respect to the Selected Companies analysis, and (iii) the company’s forecasts that were used in conducting the Sum-of-the-Parts and Going-Concern Discounted Cash Flow analyses (or cross-references to those forecasts).

Response: In response to Staff’s comment, we have revised the disclosure beginning on page 38 of the Proxy Statement to disclose the underlying data used in the Selected Precedent Transactions Analysis and the Selected Companies Analysis. The forecasts used in the Sum-of-the-Parts and Going Concern Discounted Cash Flow analyses are summarized under the caption “Special Factors–Projected Financial Information–May 9, 2013 F-1 Forecast Update” on page 61 of the Proxy Statement. We have added a cross reference to those forecasts on page 38 of the Proxy Statement.

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November 27, 2013

Sum-of-the-Parts Discounted Cash Flow Analysis, page 36

27.	Please describe the basis for using an estimated weighted average cost of capital rate of 11%, and selecting the two terminal growth rates of 10% and 0%.

Response: In response to Staff’s comment, we have revised the disclosure on page 38 of the Proxy Statement to describe the bases for using the applicable discount rates and terminal growth rates.

Going-Concern Discounted Cash Flow Analysis, page 37

28.	Please describe the basis for using the specific ranges of weighted average cost of capital and of terminal growth rates.

Response: In response to Staff’s comment, we have revised the disclosure on page 39 of the Proxy Statement to describe the bases for using the applicable discount rates and terminal growth rates.

Selected Precedent Transaction Analysis, page 37

29.	Please describe the basis for selecting the transactions for purposes of comparison.

Response: In response to Staff’s comment, we have revised the disclosure on page 39 of the Proxy Statement to describe certain criteria used in selecting the transactions for purposes of comparison. In addition, we respectfully advise the Staff that, as stated on page 39 of the Proxy Statement, the selected transactions also were chosen “because they involved transactions that, for the purpose of analysis, may be considered similar to the merger and/or involve publicly traded companies with operations that, for the purpose of analysis, may be considered similar to certain operations of the Company.”

Selected Companies Analysis, page 38

30.	Please describe the basis for selecting the companies for purposes of comparison.

Response: In response to Staff’s comment, we have revised the disclosure beginning on page 39 of the Proxy Statement to describe certain criteria used in selecting the companies for purposes of comparison. In addition, we respectfully advise the Staff that, as we stated on page 39 of the originally filed Proxy Statement, (and at page 41 of the revised Proxy Statement) the selected companies were chosen because they are “publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Lazard considered similar to the Company.”

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November 27, 2013

Additional Analyses, page 39

31.	Please explain why the additional analyses appearing on pages 39-40 were used for information purposes only and were not material to Lazard’s opinion. When was the decision made to treat these analysis as informational only and who made that determination.

Response: We respectfully advise the Staff that the additional analyses were performed for reference by the Special Committee only and the results of such analyses did not influence Lazard’s rendering of its fairness opinion in any meaningful way. These analyses were intended to be merely informational at the time they were performed and were presented by Lazard as such to the Special Committee throughout the process. Neither Lazard nor the Special Committee deemed any of these analyses to be material to the fairness determination at any point in time.

Consultation with Jefferies, Financial Adviser to Chiesi, page 46

32.	Expand your disclosure of Chiesi’s engagement of the financial advisor, Jefferies in connection with the going private transaction. Name the individual or individuals of Chiesi who engaged Lazard. Further, disclose the consideration Chiesi gave to engaging an alternative financial advisor. Additionally, please incorporate this disclosure into the company’s filing on Schedule 13E-3.

Response: In response to the Staff’s comment, the disclosure on page 49 of the Proxy Statement has been revised and this revised disclosure has been incorporated in Item 9 of the Schedule 13E-3, under the caption “Consultation with Jefferies, Financial Adviser to Chiesi.”

33.	Please revise to disclose the data underlying the results described in each analysis for each presentation and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values, estimated revenue and adjusted EBITDA information for each comparable company that is the basis for the multiples disclosed on page 49 with respect to the Selected Public Companies analysis, and (iii) the transaction data from each transaction that resulted in the multiples disclosed on page 50 with respect to the Selected Precedent Transactions analysis.

Response: With respect to the portion of the Staff’s comment regarding the Company’s projected results used in Jefferies’ discounted cash flow analysis, we respectfully note for the Staff that the Company April Forecast and the Chiesi Adjusted April Forecast disclosed on page 48 of the Proxy Statement were used in Jefferies’ May 2, 2013 preliminary financial analyses, and the Chiesi Adjusted July Forecasts disclosed on page 49 of the Proxy Statement were used in Jefferies’ July 15, 2013 preliminary financial analysis. Cross-references, as applicable, to Jefferies’ May 2013 and July 2013 preliminary financial analyses have been added to the projections section in response to the Staff’s comment.

With respect to the portion of the Staff’s comment seeking disclosure of certain data underlying the results described in the selected companies and the selected precedent transactions analyses, we respectfully note for the Staff that the current disclosure describes the selected companies and selected transactions analyses as performed by

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Jefferies and considered by Chiesi. The materials provided to Chiesi by Jefferies did not include all underlying data used to calculate the observed multiples utilized in the selected companies and selected precedent transactions analyses since such underlying data was not the focus of such analyses. Rather, Jefferies focused on the approximate implied per share equity value reference ranges derived for the Company by applying ranges of revenue multiples and adjusted EBITDA multiples selected from the multiples observed for the selected companies and selected precedent transactions to corresponding financial data of the Company. Consistent with this approach, the current disclosure describes the overall low, mean, median and high multiples observed, the range of selected multiples applied in such analyses and the implied per share equity reference ranges derived from such analyses. In light of the Staff’s comment, however, we have revised the disclosure to reflect certain underlying data utilized in deriving these multiples and implied reference ranges to the extent included in Jefferies’ materials provided to Chiesi, including implied enterprise value ranges and fully diluted equity value ranges of the selected companies and implied transaction value ranges of the selected precedent transactions.

May 2, 2013 Preliminary Financial Analysis, page 48

34.	Please describe the basis for using an EBITDA exit multiple of 8.0x to 10.0x.

Response: In response to the Staff’s comment, the disclosure appearing on page 51 of the Proxy Statement has been revised.

35.	Please describe the basis for selecting the companies for purposes of comparison.

Response: In response to the Staff’s comment, the disclosure appearing on page 51 of the Proxy Statement has been revised.

36.	Please describe the basis for selecting the transactions for purposes of comparison.

Response: In response to the Staff’s comment, the disclosure appearing on page 53 of the Proxy Statement has been revised.

July 15, 2013 Preliminary Financial Analysis, page 50

37.	Please describe the basis for using an EBITDA exit multiple of 4.0x to 8.0x. Please explain the reason for differences between these EBITDA exit multiples and those used in the financial analysis provided on May 2, 2013.

Response: In response to the Staff’s comment, the disclosure appearing on page 54 of the Proxy Statement has been revised.

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November 27, 2013

38.	We note that Jefferies applied a discount rate of 14.0% to 15.0% in the financial analyses performed on May 2, 2013 based on its professional judgment. We also note that Jefferies applied a discount rate of 14.5% to 16% in its July 15, 2013 financial analysis based on its professional judgment. Please explain the reason for differences between these two ranges and the reason that Jefferies’ financial judgment changed in this two month period.

Response: We have been advised that the approach in deriving discount rates in Jefferies’ discounted cash flow analyses in its May 2013 and July 2013 materials was generally the same but that market changes from May 2, 2013 to July 15, 2013 resulted in changes to the weighted average cost of capital calculations utilized in such analyses. In light of the Staff’s comment, the disclosure appearing on page 54 of the Proxy Statement has been revised.

39.	Please provide the disclosure required by Item 1015(b)(4) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure appearing on page 54 of the Proxy Statement has been revised. We have been advised that, except for the financial advisory services of Jefferies to Chiesi in connection with the proposed Merger and certain general financial advisory services previously provided by Jefferies to Chiesi, there are no material relationships between the Company or its affiliates, including Chiesi, and Jefferies and its affiliates that are required to be disclosed pursuant to Item 1015(b)(4) of Regulation M-A.

Certain Effects of the Merger, page 53

40.	Please provide the disclosure required by Instruction 3 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, the requested disclosure has been added on page 58 of the Proxy Statement.

Projected Financial Information, page 54

41.	Please disclose the assumptions used in preparing the projected financial information.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 58 to add the information requested.

F-1 Forecast, page 55

42.	Please disclose the full set of financial projections made available to the financial advisors instead of summaries as you indicate on page 56 and 57.

Response: We have supplementally provided to the Staff an expanded summary of the F-1 Forecast. We respectfully submit that providing expanded financial disclosure of this type in the Proxy Statement would not meaningfully enhance an investor’s understanding of the financial attributes of the proposed transaction and in fact could be confusing. We respectfully submit that the summary presentation previously provided is appropriate

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November 27, 2013

because it effectively and succinctly presents the substance of the financial projections in question. We further respectfully note that the summary presentation is consistent with prevailing practice as reflected in recent Rule 13e-3 transactions (see, for example, Dell Inc. and rue21, Inc.).

43.	We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures. Apply this comment also to the projections appearing on page 46.

Response: In response to the Staff’s comment, we have added reconciliation data to page 61 of the Proxy Statement. No reconciliation has been provided in respect of the financial projections prepared by Chiesi and summarized on page 48 of the Proxy Statement. We have been advised that a reconciliation of GAAP is not available as the financial projections prepared by Chiesi were based upon the non-GAAP financial projections prepared by the Company and delivered to Chiesi through the parties’ financial advisers. Further, Chiesi, as an Italian company, reports its financial statements pursuant to Italian accounting rules and as a result Chiesi does not have expertise with GAAP. Therefore, we have been advised that Chiesi is unable to prepare a reconciliation of such financial projections to GAAP without unreasonable efforts.

44.	We note on page 21 that following the filing of your quarterly report for the quarter ended March 31, 2013 the F-1 projections were updated. Please disclose in an appropriate location of the proxy statement whether such an update was also prepared following the second quarter report.

Response: In response to the Staff’s comment, the requested disclosure has been added beginning on page 62.

45.	On a related note, your disclosure indicates that the updating of the F-1 projections was done as a result of the “Company’s failure to achieve the operating results projected in the F-1 Forecast for the first quarter of 2013.” We note, however, that your May 9, 2013 F-1 Forecast Update for FY13 and FY14 is similar or better than the original forecast. Please explain.

Response: We respectfully advise the Staff that the F-1 Forecast was not updated by management as a result of the Company’s failure to achieve the previously projected operating results for the first quarter, and we believe the Proxy Statement does not contain a statement to that effect. Management prepared the May 9, 2013 update to the F-1 Forecast in the ordinary course, and the improved level of near-term financial performance reflected in the revised F-1 Forecast reflected management’s updated view of likely operating results in the affected periods. As disclosed in the Proxy Statement at page 21, the failure to achieve projected first-quarter results was used by Chiesi as a basis for challenging the usefulness of the F-1 Forecast. In light of the foregoing, no revision to the Proxy Statement has been made in response to this comment.

Securities and Exchange Commission

November 27, 2013

Treatment of Common Stock Owned by our Executive Officers and Directors, page 59

46.	Please disclose the payments to be received by each officer and director as a result of his or her share ownership.

Response: In response to the Staff’s comment, a table has been inserted on page 65 of the Proxy Statement that provides the requested information.

Important Information Regarding Cornerstone

Directors, page 88

47.	Please clarify the relationship between Chiesi and Chiesi US and the companies to which Marco Vecchia serves as a board member. Specifically, please state if these companies are direct or indirect subsidiaries, affiliates, or parent companies of Chiesi or Chiesi US.

Response: In response to the Staff’s comment, the requested information has been added on page 98 of the Proxy Statement.

Selected Summary Historical Consolidated Financial Data, page 92

48.	Please update your disclosure given your filing of the quarterly report on Form 10-Q on November 7, 2013.

Response: In response to the Staff’s comment, the table on page 100 of the Proxy Statement has been revised to update the financial data provided.

Important Information Regarding Chiesi and Chiesi US

Chiesi and Chiesi US, page 106

49.	We note the statement that the company does not assume responsibility for the accuracy or completeness of the information contained in the section labeled “Important Information Regarding Chiesi and Chiesi US” of the proxy statement. This statement is inconsistent with the disclosures in the Schedule 13E-3, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Response: In response to the Staff’s comment, the Proxy Statement has been revised on page 113 to delete the second sentence in the referenced section.

Securities and Exchange Commission

November 27, 2013

Important Information Regarding Chiesi and Chiesi US

Directors, page D-1

50.	Please provide the business and background information for Ugo Di Francesco, Alessandro Chiesi, and Danilo Piroli.

Response: In response to the Staff’s comment, the requested information has been added on pages D-1 and D-2 of the Proxy Statement.

Form of Proxy Card

51.	Please revise the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: The requested change has been made.

Each filing person has advised us it acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any further questions or comments, please do not hesitate to call me at (212) 878-8281.

Very truly yours,

/s/ John A. Healy

John A. Healy